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                             November 20, 2023

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 6,
2023
                                                            File No. 333-271474

       Dear Shuang Wu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       General

   1. It appears you will be requesting effectiveness of your F-1 registration statement before completing the CSRC
process. Please confirm in writing that you will notify us promptly of any changes to your
disclosure regarding or requested by the CSRC.
 Shuang Wu
FirstName LastNameShuang
WORK Medical    Technology Wu
                           LTD
Comapany 20,
November  NameWORK
              2023     Medical Technology LTD
November
Page 2    20, 2023 Page 2
FirstName LastName
       Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Ying Li, Esq.